Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release

FOR THOMSON:	FOR INFORMATION HOLDINGS INC.:

Media Contact: Jason Stewart Director, Public Relations (203) 539-8339 jason.stewart@thomson.com	Media/Investor Contact Vincent A. Chippari Information Holdings Inc. (203) 961-9208 vchippari@informationholdings.com

Investor Contact: Frank Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

For Immediate Release

Thomson To Acquire Information Holdings Inc. Acquisition Will Enhance Intellectual Property Offerings; Enable Further Expansion Into Pharmaceutical Market

STAMFORD, Conn., June 28, 2004 —The Thomson Corporation (NYSE: TOC; TSX: TOC) and Information Holdings Inc. (NYSE: IHI), a provider of intellectual property (IP) and regulatory information for the scientific, legal, and corporate markets, announced today that they have signed a definitive merger agreement under which Thomson will acquire IHI, strengthening Thomson’s suite of information solutions for pharmaceutical and intellectual property customers.

Under the terms of the agreement, a Thomson subsidiary will acquire all of the outstanding common stock of IHI at a price of $28 per share in cash, for an aggregate cost of approximately $441 million, net of cash and investments currently held by IHI.  The IHI Board of Directors has unanimously approved the agreement and stockholders owning approximately 40% of IHI’s outstanding common stock have agreed to vote in favor of the transaction.

                “IHI further advances Thomson’s vision and capability to develop pharmaceutical and intellectual property solutions that combine must-have content with software tools and applications to help our customers be more productive,” said Richard J. Harrington, president and chief executive officer of The Thomson Corporation.  “With this transaction, we’re acquiring four businesses that can be seamlessly integrated into our Scientific and Healthcare group. We’re continuing to build size and scale in this market group and we expect our Scientific and Healthcare revenues to double over the next five to seven years through growth of existing businesses and strategic acquisitions.”

The transaction is expected to close later this year and is subject to approval by IHI’s stockholders and regulatory authorities and the satisfaction of other customary closing conditions. Morgan Stanley acted as financial advisor to IHI.  Bear, Stearns & Co. Inc. acted as financial advisor to Thomson.  The acquisition is expected to be dilutive to Thomson by approximately $0.01 per share in 2004 and 2005.

Compelling Combination Strengthens Thomson Offerings in the Pharmaceutical and IP Markets

“IHI is a fast-growing business with innovative products that will enable Thomson to deliver a stronger integrated information service to new and existing customers in the pharmaceutical and intellectual property markets,” said Robert Cullen, president and chief executive officer of Thomson Scientific and Healthcare.  “IHI’s current offerings, which are also largely subscription-based, complement our own products and services.  Together, we are in position to significantly increase our opportunity to attract new customers in the pharmaceutical and life science industries.”

IHI, with 2003 revenues of approximately $81 million, is a rapidly growing business with products that are well-known in the pharmaceutical and intellectual property markets.

•         Micropatent® has a comprehensive database of first-level patent documents that complements coverage currently offered by Thomson.

•         Aureka® tools bring advanced analytical and visualization capabilities to patent users.

•         Master Data Center™ (MDC) offers IP management software and payment services that are essential to effective IP asset management — a function critical to the competitive and financial success for corporations and private institutions alike.

•         Liquent provides value-added regulatory software and solutions, including support for the process of regulatory filings, in the life sciences and pharmaceutical markets.  The IDRAC database provides comprehensive reference information for the drug development regulatory environment.  Both companies are important to global life science firms as they strive to improve speed to market.

“We welcome joining The Thomson Corporation,” said Mason Slaine, president and chief executive officer, Information Holdings Inc.  “We believe that Thomson’s current portfolio coupled with its financial resources will significantly strengthen our businesses and make our products even more valuable to our customers.”

Important Additional Information Will Be Filed With The SEC

           In connection with the Merger, IHI will be filing a proxy statement and other relevant documents concerning the transaction with the Securities and Exchange Commission (SEC).  STOCKHOLDERS OF IHI ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and stockholders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Thomson and IHI through the web site maintained by the SEC at www.sec.gov.  In addition, investors and stockholders will be able to obtain free copies of the Proxy Statement from IHI by contacting Corporate Secretary c/o Information Holdings Inc., 2777 Summer Street, Suite 602, Stamford, CT  06905.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement, and their interests in the solicitation, will be available in the proxy statement that will be filed by IHI with the SEC.

About Information Holdings Inc.

Information Holdings Inc. is a leading provider of information products and services to intellectual property and life science markets.  IHI’s data businesses, which include MicroPatent, Master Data Center, and IDRAC, provide a broad array of databases, information products and complementary services for intellectual property and regulatory professionals.  IHI’s Liquent unit is a provider of life science regulatory intelligence and publishing solutions.

About Thomson and Thomson Scientific

The Thomson Corporation (www.thomson.com), with 2003 revenues of $7.6 billion from continuing operations, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of scientific research and healthcare, law, tax, accounting, financial services, higher education, reference information, and corporate training and assessment. With operational headquarters in Stamford, Conn., Thomson has approximately 39,000 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto exchanges (NYSE:TOC; TSX: TOC).  Thomson scientific information solutions can be found at www.thomson.com/scientific.

This news release includes forward-looking statements, which are based on certain assumptions and reflect current expectations of Thomson and Information Holdings Inc. These forward-looking statements, such as expectations of Thomson and IHI regarding the anticipated benefits of the proposed IHI acquisition, the ability of Thomson to deliver stronger integrated information solutions and attract new customers as a result of the acquisition, Thomson’s strategic goal of doubling the size of revenues in its Scientific and Healthcare businesses, the expected timing for completing the transaction and any other statements about Thomson or IHI’s managements’ future expectations, beliefs, goals, plans or prospects, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials Thomson or IHI has filed with the securities regulatory authorities in Canada and the United States, as the case may be, from time to time, including the Thomson annual report on Form 40-F for the year ended December 31, 2003 and the IHI annual report on Form 10-K for the year ended December 31, 2003, both filed with the SEC. These risks include those associated with the ability of Thomson to fully derive anticipated benefits from its acquisitions, the ability to consummate the transaction, the ability of Thomson to successfully integrate IHI’s operations and employees and the ability to realize anticipated synergies and cost savings. Thomson and IHI each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.